UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 30, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Net Asset Value as of September 30, 2022

As of September 30, 2022, our net asset value (“NAV”) per common share is $11.60. This NAV per common share shall be effective until updated by us on or about December 31, 2022 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	September 30, 2022 [1]	June 30, 2022 [1]
ASSETS
Investments, at fair value	$81,977	$72,864
Real estate properties, at fair value	-	-
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	-	-
Other real estate investments, at fair value	81,977	72,864
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	9,545	11,377
Other assets	2,722	5,615
Total Assets	$94,244	$89,856

LIABILITIES
Accounts payable	$40	$89
Due to related party	193	200
Note payable	-	-
Dividends payable [2]	130	175
Settling subscriptions	10	35
Redemptions payable	1,465	953
Total Liabilities	$1,838	$1,452

NET ASSETS CONSIST OF:
Fundrise Growth eREIT VII, LLC Members’ Equity:
Common shares; 7,962,830 and 7,069,282 shares outstanding, net of offering costs, on September 30, 2022 and June 30, 2022, respectively	$84,054	$73,610
Retained earnings (Accumulated deficit)	(2,174)	(1,356)
Net adjustments to fair value	10,526	16,150
NET ASSETS	$92,406	$88,404
NET ASSET VALUE PER SHARE, on 7,962,830 and 7,069,282 shares outstanding, net of offering costs, for the period ended September 30, 2022 and June 30, 2022, respectively	$11.60	$12.51

[1] Estimated Balance Sheets as of September 30, 2022 and June 30, 2022.

[2] This amount does not include the accrual for dividends payable that were declared before September 30, 2022 that relate to the fourth quarter of 2022 or dividends payable that were declared before June 30, 2022 that relate to the third quarter of 2022, respectively.

On October 3, 2022, the Company announced that its NAV as of September 30, 2022 is $11.60 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about December 31, 2022 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on October 1, 2022, the per share purchase price of our Common Shares will be $11.60 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2022, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended September 30, 2022, we expect to redeem approximately 125,000 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from June 30, 2021 to September 30, 2022.

Date	NAV Per Share
June 30, 2021	$10.23
September 30, 2021	$10.65
December 31, 2021	$11.20
March 31, 2022	$11.74
June 30, 2022	$12.51
September 30, 2022	$11.60

Reasons for Change in NAV

Real Estate Performance

The Company experienced a slight decrease in NAV driven by (among other things) macroeconomic headwinds and rising interest rates which resulted in slightly higher cap rates across the portfolio. Additionally, many of the assets continue to be in a period of heavy value creation where initial costs tend to be higher but cash flows have not yet begun.

Despite the slightly lower valuations for some of the single-family assets due to this cap rate expansion, generally the majority of the assets continue to perform as expected and are progressing through their respective business plans. We remain confident in the stability of the Company's portfolio and its long term return potential, especially in the current macroeconomic environment.

June 30, 2022 NAV Calculation Error

During the calculation of the September 30, 2022 NAV, it was discovered that an error occurred in the calculation of the June 30, 2022 NAV due to an administrative oversight. This error resulted in the per share NAV being overstated by approximately $0.67 per share. Adjusting for this error would have resulted in a June 30, 2022 NAV of $11.84 versus the previously stated $12.51.

The Company is in the process of identifying all the shareholders who purchased shares over the affected time period and will issue them the additional shares that they would have received if the NAV error had not occurred. Those additional shares are expected to be issued prior to the end of Q4 2022.

All redemption requests made during the quarter ended September 30, 2022 will be honored at the previously announced June 30, 2022 NAV in accordance with the redemption plan. Any redemption amounts required to be paid that are in excess of the revised June 30, 2022 NAV, will be reimbursed by the Advisor to the Company without any cost to the Company.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:          October 3, 2022